UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously reported on May 1, 2024, Procaps Group, S.A. (the “Company”), with the assistance of external advisors, is conducting an ongoing internal investigation (the “Investigation”) initiated by the Company’s Audit Committee. The Audit Committee initiated the Investigation with respect to the Company’s historical accounting treatment and associated financial statement disclosure related to a 2012 related party loan in the amount of $2.5 million, which has been outstanding at least through December 2023, and the Investigation has since included inquiry into other historical related party transactions identified during the course of the Investigation.

On July 3, 2024, the Company received a letter from its independent registered public accounting firm, Deloitte & Touche S.A.S. (“Deloitte”), stating that Deloitte has withdrawn its audit report regarding the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, issued on May 12, 2023 (which financial statements are contained in the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on May 12, 2023) (the “Financial Statements”), because Deloitte can no longer continue to rely on representations made to Deloitte in the Company’s management representations letter with respect to the Financial Statements, including with respect to management’s representations that all related party transactions had been disclosed. Deloitte further requested in its letter that the Company take necessary measures to notify the public that Deloitte’s previously-issued audit report dated May 12, 2023 should not be relied upon and that revised financial statements, if necessary, and the associated audit report will be issued upon completion of the Investigation. Prior to receiving Deloitte’s letter, the issue of non-reliance on management’s representations, among other things, had been discussed among management, the Audit Committee and Deloitte.

As of the date of this Form 6-K, the Audit Committee has not determined that the Financial Statements contained a material error or require restatement. However, the Investigation remains ongoing, and the Company expects to make a final determination with respect to the Financial Statements as expeditiously as possible.

Despite the fact the Audit Committee has not determined as of the date of this Form 6-K that the Financial Statements contain a material error or require restatement, in connection with the Investigation’s interim findings, the Company’s management and Audit Committee have initiated a remediation process to address such findings.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of the Investigation and its impact on the Financial Statements. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from current expectations include, among other things, the discovery of additional information relevant to the review of the Financial Statements; the conclusions of the Company’s management and the Audit Committee concerning matters relating to the Investigation and the Financial Statements; the conclusions of Deloitte regarding the Investigation and the Financial Statements; and the possibility that additional errors may be identified. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: July 10, 2024

2